[EXPLANATORY NOTE: AT THE REQUEST OF SEC STAFF, HIENERGY TECHNOLOGIES, INC. IS REFILING ITS LETTER DATED SEPTEMBER 5, 2006 IN ORDER TO INCLUDE THE RELEVANT PORTION OF THE AUGUST 27, 2003 MINUTES REFERRED TO THEREIN.]

[HIENERGY TECHNOLOGIES, INC. LETTERHEAD]

Roger W.A. Spillmann
President & CEO

September 5, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attn.: Ms. Cecilia D. Blye, Chief, Office of Global Security List
Mr. Jack Guggenheim.

RE:	HiEnergy Technologies, Inc.
Response to SEC comments dated May 17, 2006 concerning the Form 10-KSB for the fiscal year ended April 30, 2005, the Form 10-KSB for the fiscal year ended April 30, 2004, and the Form 10-QSB for the quarterly period ended January 31, 2006.
File No. 0-32093

Ladies and Gentlemen:

We are submitting this response to your letter dated May 17, 2006 setting forth the staff’s comments regarding the above-referenced Form 10-KSB for the fiscal year ended April 30, 2005, Form 10-KSB for the fiscal year ended April 30, 2004, and Form 10-QSB for the quarterly period ended January 31, 2006.

For your ease of reference, we have reproduced your comments in bold type below, and have followed each comment with our response thereto. References in this letter to “Company,” “we,” “our” or “us” mean HiEnergy and/or its advisors, as the context may require.

HiENERGY TECHNOLOGIES, INC. / 1601 ALTON PARKWAY, UNIT B / IRVINE / CALIFORNIA 92606
TEL 949.757.0855 / FAX 949.757.1477
www.hienergyinc.com

General

We note that in your response letter dated July 26, 2005, responding to comments issued by the Assistant Director group, you stated that "The final country list, excluding all countries designated state sponsors of terrorism by the U.S. Department of State, was approved by our Board at a meeting held on August 27, 2003 and by EEMCO. Following the meeting, the agreement was modified to reflect the finalized country list, which we have filed as an Exhibit to our 1st Amendment." The amended agreement was filed as Exhibit 10.136 to your 10-QSB for the quarterly period ended January 31, 2006. The August 27, 2003, amended agreement includes Sudan in the territory covered, despite the fact that Sudan has been designated by the United States as a state sponsor of terrorism since August 12, 1993. However, your 10-KSB for the fiscal year ended April 30, 2005, discusses the August 27, 2003, EEMCO distribution agreement but does not include Sudan among the countries identified as covered by the agreement. Please clarify whether your product may be distributed into Sudan pursuant to the agreement. We may have further comment.

As stated in our response letter to the Commission dated July 26, 2006, an amended country list for the EEMCO distribution agreement (the “Agreement”) was approved at our Board meeting held on August 27, 2003, (at which Harb Al-Zuhair, the principal owner of EEMCO and also then a Director was in attendance.) We are supplementally providing the Commission with a copy of the Company’s official minutes regarding this matter at the August 27, 2003 meeting.

Following the August 27, 2003 Board meeting, the Company and EEMCO amended the EEMCO Agreement by revising the first page and dating and signing in the margin of this page. As evidenced by the Board minutes, it was the intention of the parties to remove all countries listed as state sponsors of terrorism from the Agreement. However, due to an error in revising the Agreement, Sudan was inadvertently retained in the list. We are supplementally providing the Commission with a copy of this page with the party’s revisions and signatures. A conformed version of the EEMCO Agreement with these revisions was filed as Exhibit 10.136 to the Company’s Form 10-QSB for the quarterly period ended January 31, 2006.

Even with the inadvertent inclusion of Sudan in the revised country list, the Agreement did not permit the distribution of Company product in Sudan. Section 15 of the Agreement specifically stipulated that the Agreement was “subject to U.S. Government export control laws and regulations” and that “any Products purchased by or provided Dealer hereunder, including any technical data or documentation pertaining thereto, shall not be sold, leased, released, assigned, transferred, conveyed or in any manner disposed of, either directly or indirectly, without the prior written approval of the U.S. Government, in accordance to U.S. law.” We believe that Section 15 barred the distribution of product in any country in which distribution was restricted under U.S. law, including Sudan.

After your letter of May 17, 2006 brought it to our attention that Sudan had been inadvertently retained in the country list, this issue was discussed at a Board meeting, with Mr. Al-Zuhair. Mr. Al-Zuhair verbally agreed to execute a document clarifying the Agreement, however the Agreement terminated prior the Company obtaining such clarification.

HiENERGY TECHNOLOGIES, INC. / 1601 ALTON PARKWAY, UNIT B / IRVINE / CALIFORNIA 92606
TEL 949.757.0855 / FAX 949.757.1477
www.hienergyinc.com

On July 24, 2006, the Agreement expired following the delivery by us to EEMCO of a Notice of Non-Renewal preventing an automatic renewal of the Agreement. We reported the expiration of the Agreement on a Current Report on Form 8-K filed with the Commission on July 27, 2006. As reported on our Form 8-K, no sales of product were ever consummated under the Agreement.

As you requested in your letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	We understand that staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should the staff have any additional comments or questions, please direct such questions to the undersigned, and/or to our legal counsel: August Law Group, P.C., 19200 Von Karman Avenue, Suite 900, Irvine, CA 92612, Attn: Kenneth S. August, Esq., who may also be reached by telephone at (949) 752-7772 or by fax at (949) 752-7776.

Very truly yours,

HIENERGY TECHNOLOGIES, INC.,
a Delaware corporation

/S/ ROGER W.A. SPILLMANN
By: Roger W.A. Spillmann
Its: President & CEO

HiENERGY TECHNOLOGIES, INC. / 1601 ALTON PARKWAY, UNIT B / IRVINE / CALIFORNIA 92606
TEL 949.757.0855 / FAX 949.757.1477
www.hienergyinc.com

Excerpt from the Minutes of Special Meeting of the Board of Directors
of
HiEnergy Technologies, Inc.

August 27, 2003

The Chairman then moved on to the approval of the International Distribution Agreement with the Electronic Equipment Marketing Company (EEMCO). Some of the directors expressed their concern at some of the countries listed within the contract. Mr. Al Zuhair interceded to assure the Board that any countries they had questions about could be removed from the contract and added in at a later date once relations between the United States and these countries were restored. The Board agreed that the countries of Libya & Syria should be omitted from the contract, to which Mr. Al Zuhair agreed. Mr. Baker joined in to suggest that the contract be authorized by the Board with the stipulation that further discussions between management and EEMCO would need to be held in order to determine the limit clause on the time of the contract. Mr. Yocca suggested that minor changes to made to the first paragraph of the agreement to reflect the changes of the Board.

Upon motion by Mr. Baker, which was seconded by Mr. Del Mar, the Board approved, with Mr. Al Zuhair abstaining, the following resolution:

NOW, THEREFORE, IT IS:

RESOLVED that the Board deems it advisable and in the best interest of the Corporation to approve, and hereby does approve, the International Distribution Agreement between the Company and Electronic Equipment Marketing Company (EEMCO) to the following entities and countries: Kingdom of Saudi Arabia Land Forces, Signal Corps, RSAF, Ministry of Interior and Navy; the Middle-East countries of Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, UAE, Iraq, Yemen, Jordan, and Lebanon; and the North African countries of Sudan, Egypt, Morocco, Tunis, Algeria, and Mauritania.

AND IT IS FURTHER

RESOLVED, that the Board deems it advisable and in the best interest of the Corporation to approve, and hereby does approve, that management engage in discussions with the Electronic Equipment Marketing Company (EEMCO) to determine the limit clause on the time of the contract.

HiENERGY TECHNOLOGIES, INC. / 1601 ALTON PARKWAY, UNIT B / IRVINE / CALIFORNIA 92606
TEL 949.757.0855 / FAX 949.757.1477
www.hienergyinc.com